

# MILLENNIUM ADVISORS, LLC

## STATEMENT OF FINANCIAL CONDITION

***As of December 31, 2022***

***And Report of Independent Registered Public Accounting Firm***

*Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.*

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-68349 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Millennium Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11605 N. Community House Road, Suite 550
(No. and Street)

| Charlotte | NC | 28277 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Debbie Hickey | 980-213-2311 | dhickey@millenniumadvisors.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

| 216 Summit Boulevard Ste 300 | Birmingham | AL | 35243 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/24/2003 | 49 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Debbie Hickey _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Millennium Advisors, LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHARLENE SMITH
NOTARY PUBLIC
UNION COUNTY, NC
My Commission Expires 10-21-2023

*Charlene Smith*
Notary Public

Signature: _____

Title:
Chief Administrative Officer

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Millennium Advisors, LLC
*Table of Contents*

RSM US LLP

## Report of Independent Registered Public Accounting Firm

To the Managing Member of Millennium Advisors, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Millennium Advisors, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Birmingham, Alabama
February 24, 2023

**MILLENNIUM ADVISORS, LLC**

***Statement of Financial Condition***

***December 31, 2022***

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,163,622 |
| Securities owned, at fair value | | 1,932,812,943 |
| Receivable from clearing organizations | | 179,889,185 |
| Interest receivable from clearing organizations | | 701,398 |
| Right-of-use assets, net | | 2,197,809 |
| Receivable from affiliate | | 316,851 |
| Fixed assets, net | | 892,743 |
| Other assets | | 1,479,650 |
| Total assets | $ | 2,119,454,201 |

**Liabilities and Member's Capital**

| | | |
|---|---|---|
| Securities sold not yet purchased, at fair value | $ | 1,787,628,086 |
| Interest payable on subordinated borrowings | | 527,084 |
| Payable to clearing organization | | 64,165,944 |
| Lease liability | | 2,633,589 |
| Accounts payable | | 2,100,507 |
| Accrued expenses | | 19,951,657 |
| Subordinated borrowings | | 55,000,000 |
| Total liabilities | | 1,932,006,867 |
| | | |
| Member's capital | | 187,447,334 |
| Total liabilities and member's capital | $ | 2,119,454,201 |

The accompanying notes to the financial statement are an integral part of this statement.

**Note 1—Organization and nature of operations**

Millennium Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company trades on a principal basis in fixed income securities with other broker dealers and institutional accounts. The Company's transactions are executed and cleared through another registered broker-dealer on a fully disclosed basis, and as such the Company does not carry accounts for customers or perform custodial functions relating to customer securities.

The Company was organized on April 28, 2009, and began trading operations in February, 2010. The Company is a wholly-owned subsidiary of Millennium Consolidated Holdings, LLC ("MCH" or "Member"). The Company is a North Carolina limited liability company. The Member is not ultimately liable for debts, liabilities, or obligations of the Company; losses of capital; or profits solely for acting as an equity owner and not beyond its respective capital contributions.

**Note 2—Summary of significant accounting policies**

*Basis of presentation* – The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management has determined that it has one operating segment pursuant to the Accounting Standards Codification ("ASC") Topic 280 – Segment Reporting.

*Use of estimates* – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

*Cash and cash equivalents* – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

*Receivable from and payable to clearing organizations* – Receivables from and payables to clearing organizations primarily represent principal transactions which have not yet settled. Also included is cash deposited with clearing broker-dealers to conduct ongoing trading activities. The Company obtains financing from its clearing organizations from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

*Securities owned* – Securities owned consist of fixed income securities and are valued at quoted fair market values. If a quoted fair market value is not available, fair value is determined using quoted market prices for similar securities. Security transactions and any related gains or losses are recognized on the trade date basis and are recorded net as trading revenue. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded net as trading profit.

**Note 2—Summary of significant accounting policies (continued)**

*Securities sold, not yet purchased* – Securities sold, not yet purchased consist primarily of debt securities that the Company has sold short. In order to facilitate a short sale, the Company's clearing brokers borrow the securities from another party and deliver the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price. The Company is exposed to a loss to the extent that the security price increases before the Company purchases the security in the market to cover the short sale. Prevailing market prices may be in excess of recorded liability.

*Derivatives* – Derivative financial instruments (centrally-cleared swaps) are used for economic hedges of trading instruments, and are recorded at fair value. Changes in the fair value of derivative instruments are recorded as unrealized gains and losses. The Company generally records a realized gain or loss on the expiration, termination or settlement of derivative contracts.

The Company does not designate any derivative contracts as hedges for accounting purposes. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net-by-counterparty basis where a legal right to offset exists under enforceable netting agreement. The derivative contracts are recorded as part of securities owned and securities sold, not yet purchased in the accompanying statement of financial condition.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market-related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in securities owned or securities sold, not yet purchased. At December 31, 2022, the notional value of derivative instruments held was $1 million. The fair value of such derivative instruments at December 31, 2022 was $1,494 and is included in securities sold, not yet purchased on the accompanying statement of financial condition. The average monthly notional amount traded in 2022 was approximately $17.7 million.

*Income taxes* – The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of MCH's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements. For the year ended December 31, 2022, management has determined that there are no material uncertain tax positions for the Company. Neither MCH nor the Company are subject to examination by U.S. federal and state tax authorities for tax years before 2019.

*Fair value measurements* – The carrying amounts of total assets and total liabilities, other than securities owned and securities sold, not yet purchased which are discussed in more detail in Note 4, approximate fair value because of the short-term nature of these instruments or because the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

*Measurement of credit losses on financial instruments* – The Company measures all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions. Financial assets evaluated include receivable from clearing organizations, net, and other receivables. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2022.

**Note 2—Summary of significant accounting policies (continued)**

*Compensation arrangements* – The Company provides certain incentive compensation awards to its employees in the form of grant units and options in the parent company, MCH ("grant units" or "options"). The Company accounts for the grant units and options in accordance with the provisions of the ASC Topic 718, whereby the cost of such awards is measured based on the fair value of the equity or liability instrument issued. The fair value of each stock option grant is estimated on the date of grant using a Black-Scholes option-pricing model. The Company records compensation expense reflecting the number of awards that are expected to vest. Such expense is adjusted to reflect the awards that do ultimately vest. The fair value of the compensation arrangements is recognized over the employees' requisite service period. The Company initially classifies the grant units as liabilities due to repurchase features included in the terms of the grant units. When the risk and rewards normally associated with equity ownership are achieved, the Company reclassifies the award to equity at its fair value. The liability remaining at each reporting period end is then remeasured at its fair value. The liability at December 31, 2022 related to the grant units is approximately $5.3 million and the liability related to the options is approximately $1.3 million. These liabilities are included in accrued expenses in the accompanying statement of financial condition.

*Fixed assets, net* – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to seven years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

*Subsequent events* – The Company has evaluated subsequent events through the date the financial statement was issued. The Company determined that there were no such events to report.

**Note 3—Receivable from and payable to clearing organizations**

The Company clears its principal transactions through other broker-dealers on a fully disclosed basis pursuant to which such brokers carry the proprietary accounts of the Company and provide all processing and servicing of the Company's accounts. The amount receivable from and payable to clearing organizations relates to the aforementioned transactions and is collateralized by securities owned by the Company. Under the terms of the clearing agreements, the Company is required to maintain cash deposits, $1,400,000 of which is included in other assets on the accompanying statement of financial condition.

The accounts maintained with the Company's clearing broker-dealers are composed of funds to settle securities traded, not yet settled, and proceeds from all trading activity, including interest accrued on securities positions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared and settled through the respective clearing broker-dealers. The accounts with the clearing broker-dealers are also used by the Company to transfer funds to its bank accounts for the administrative operations of the Company.

**Note 4—Securities owned and securities sold, not yet purchased**

The Company records securities owned and securities sold, not yet purchased at fair value. Fair value is a market-based measurement and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 -    Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets or liabilities as of December 31, 2022.

Level 2 -    Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets. Level 2 securities include corporate, government and agency, municipal bonds and credit default swaps as outlined below.

Level 3 -    Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities as of December 31, 2022.

Securities owned and securities sold, not yet purchased consist of fixed income securities and derivative financial instruments. The following describes the valuation methodology used by the Company to measure its financial instruments at fair value. All of the Company's financial assets and liabilities are traded in the secondary market. Therefore, fair value of all fixed income securities is determined using unadjusted market price quotations provided by third party pricing services used by the Company's clearing broker-dealers. These securities are categorized as Level 2 of the fair value hierarchy. Examples include U.S. government, U.S. agency and municipal government obligations, corporate obligations and certain mortgage-backed securities.

Derivatives consist of cleared over-the-counter ("OTC") credit default swap indices and interest rate swaps. The Company's OTC derivatives are all traded in markets where quoted market prices are available. Unadjusted pricing published by exchanges that clear these contracts are used by the Company's clearing broker-dealer to determine the fair value of these instruments. These derivatives have been classified as Level 2 in the fair value hierarchy.

**Note 4—Securities owned and securities sold, not yet purchased (continued)**

When financial instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on prices obtained from third-party pricing services or broker-dealer quotations or a combination thereof, and accordingly classifies these instruments as Level 2.

Securities owned and securities sold, not yet purchased, at December 31, 2022, consist of the following:

*Securities owned at fair value*

| | | December 31, 2022 | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total Fair Value |
| Corporate Bonds | $ - | $ 1,721,261,870 | $ - | $ 1,721,261,870 |
| Government and Agency Bonds | - | 157,132,668 | - | 157,132,668 |
| Municipal Bonds | - | 54,418,405 | - | 54,418,405 |
| | $ - | $ 1,932,812,943 | $ - | $ 1,932,812,943 |

*Securities sold, not yet purchased, at fair value:*

| | | December 31, 2022 | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total Fair Value |
| Corporate Bonds | $ - | $ (1,727,160,327) | $ - | $ (1,727,160,327) |
| Government and Agency Bonds | - | (60,445,351) | - | (60,445,351) |
| Municipal Bonds | - | (20,915) | - | (20,915) |
| Derivatives | - | (1,494) | - | (1,494) |
| | $ - | $ (1,787,628,086) | $ - | $ (1,787,628,086) |

The Company actively trades fixed income securities. Positions in these securities are subject to varying degrees of market and credit risk. Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments.

Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a real-time basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by managing issuer exposure with limits determined by management. The Company's counterparty risk is minimized by trading only with institutional parties and other broker-dealers and by clearing trades via the Federal Wire and the Deposit Trust Company, which ensure settlements occur simultaneously for both sides of the trade.

**Note 5—Related parties**

The Company paid distributions to MCH during 2022 of approximately $14.7 million.

The Company maintains a services agreement with a sister company, also wholly-owned by MCH, for certain services related to management and operational oversight as well as the provision of overnight risk management of the Company's securities inventory. At December 31, 2022 the amount receivable from the sister company is disclosed on the accompanying statement of financial condition.

In the ordinary course of business, the Company may pay certain expenses on behalf of its affiliates and is reimbursed in due course. The Company regularly trades with its UK broker-dealer affiliate and transactions are conducted at current market rates.

See Note 12 for subordinated borrowings from MCH.

**Note 6—Fixed assets, net**

At December 31, 2022, fixed assets, net consisted of the following:

| | | |
|---|---|---:|
| Computer equipment | $ | 702,229 |
| Furniture | | 570,946 |
| Machinery and equipment | | 367,930 |
| Leasehold improvements | | 255,819 |
| | | 1,896,924 |
| Less accumulated depreciation and amortization | | (1,004,181) |
| Fixed assets, net | $ | 892,743 |

**Note 7—Grant and option units**

The Company provides bonus unit grants of MCH units ("grant units") to employees as part of its annual incentive compensation program to encourage participation in the long-term success of the Company. Grant units typically vest during a period of requisite service up to five years. The fair value of each grant unit is estimated on the date of grant using a market approach. Grant units provide for accelerated vesting based on various service and performance conditions, as defined in the agreements. A total of 5,651.2 grant units have been issued by the Company as part of incentive compensation awards since inception. As of December 31, 2022, there was approximately $8.3 million of total unrecognized compensation cost related to unvested units issued under the Company's incentive compensation program. That cost is expected to be recognized over a weighted-average period of 3 years.

**Note 7—Grant and option units (continued)**

At December 31, 2022, grant units outstanding are as follows:

|  | Units | | Weighted Average Grant Fair Value |
|---|---|---|---|
| Unvested at December 31, 2021 | 1,803.7 | $ | 8,238 |
| Units granted | 254.3 | | 6,750 |
| Forfeited units | (132.7) | | 7,210 |
| Vested units | (323.1) | | 7,126 |
| Unvested at December 31, 2022 | 1,602.2 | $ | 8,311 |

In April 2022 the Company adopted a unit option plan to attract and retain key personnel. The option plan is intended to provide incentives and rewards related to the Company's growth. Option grants have an exercise price equal to the fair value of the MCH units on the date of grant, have seven-year terms, and typically vest ratably over four years of continued employment. The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model. The Company estimates the expected volatility and expected option life assumption consistent with ASC Topic 718, Compensation – Stock Compensation. The expected volatility of the MCH units at the date of grant is estimated based on historic volatility rates in the credit market, and the expected option life is calculated based on the best estimate of future exercise patterns. The risk-free interest rate assumption is based on observed interest rates consistent with the expected life of each stock option grant. Compensation expense is recorded for all options expected to vest based on the amortization of the fair value at the date of grant on a straight-line basis over the vesting period of the options. A total of 1,239.5 option grants were issued by the Company as part of its 2022 option plan on April 1, 2022. A total of 269 options were forfeited during the year. As of December 31, 2022, there was approximately $2 million of total unrecognized compensation cost related to unvested options issued under the Company's 2022 option plan.

**Note 8—Capital requirements**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2022, the Company had net capital and net capital requirements of approximately $96.1 million and $4.5 million, respectively, and its net capital ratio was 0.71 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

**Note 9—401(k) Safe harbor plan**

The Company sponsors a 401(k) safe harbor plan, which covers substantially all of its employees. The Company matches 100% of employee contributions up to 4% of annual income, which vests immediately.

**Note 10—Leases**

The Company currently leases office space in Charlotte, North Carolina under a ten-year operating lease. Operating lease assets and lease liabilities are recognized based on the present value of future lease payments over the lease term. The office lease provided for an implicit interest rate of 10% which was used in determining the present value of future payments at January 1, 2019, the date the Company adopted ASC Topic 842. Topic 842 requires lessees to establish a right-of-use asset and a lease liability on the accompanying statement of financial condition for all leases with terms longer than 12 months.

In September 2022, the Company entered into a 26-month operating lease for furnished office space in Chicago, Illinois. The lease commenced December 1, 2022. Operating lease assets and lease liabilities are recognized based on the present value of future lease payments over the term of the lease. The lease did not include an implicit interest rate, so the Company's estimated incremental borrowing of 6% was used in determining the present value of future payments at December 31, 2022.

The right-of-use assets are amortized on a straight-line basis over the lease terms.

Maturities of lease liability at December 31, 2022 are as follows:

| | | |
|---|---|---:|
| 2023 | $ | 625,753 |
| 2024 | | 659,299 |
| 2025 | | 593,108 |
| 2026 | | 602,913 |
| 2027 | | 621,001 |
| Thereafter | | 319,035 |
| Total lease payments | | 3,421,109 |
| Less imputed interest | | (787,520) |
| Present value of lease liability | $ | 2,633,589 |

**Note 11—Commitments and contingencies**

In the ordinary course of business, the Company could be subject to various claims, litigation, regulatory and arbitration matters. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition or results of operations. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

**Note 12—Subordinated borrowings**

In July 2018, the Company entered into a subordinated debt agreement with its parent, MCH, consisting of a $35,000,000 subordinated loan that matures on April 30, 2023. The subordinated borrowing bears interest at a rate of 5.75% per annum. In April 2020, the Company entered into an additional subordinated debt agreement with its parent, MCH, consisting of a $20,000,000 subordinated borrowing that matures on February 28, 2025. This subordinated borrowing also bears interest at 5.75% per annum. Both agreements were approved by the Company's principal regulator, FINRA, and are available for computing regulatory net capital under SEC Rule 15c3-1. With the prior written approval of FINRA, the Company may make a payment of all or any portion of the principal outstanding prior to the scheduled maturity date any time subsequent to one year after the effective date of the subordinated debt agreement.

MCH has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to expiration of these notes. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. See Note 5 for other related party transaction details.